February 5, 2018

Ms. Pamela Long
Assistant Director
United States Securities and Exchange Commission
Office of Manufacturing and Construction
Washington D.C. 20549-4631

Re:     Parker-Hannifin Corp.
Form 10-K for Fiscal Year Ended June 30, 2017
Filed August 25, 2017
Definitive Proxy Statement on Schedule 14A
Filed September 25, 2017
File No. 1-04982

Dear Ms. Long:

We are in receipt of your comment letter dated January 26, 2018, regarding Parker-Hannifin Corporation’s Form 10-K filing for fiscal year ended June 30, 2017 and its Definitive Proxy Statement on Schedule 14A filed on September 25, 2017. As we discussed by telephone on Friday, February 2, 2018, we respectfully request an extension of 10 additional business days to respond to your comment letter. We will submit our response letter to you by February 23, 2018.

Very truly yours,
/s/ Kristen L. Gest

Kristen L. Gest
Associate General Counsel and Assistant Secretary